
05006641


Steinhoff
International Holdings Ltd

08 March 2005


SUPPL
SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2005
WASH, D.C. 165 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of the unaudited results for the period ended 31 December 2004, released to shareholders on 07 March 2005.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135
Directors: B.E. Steinhoff* (Chairman), M.J. Jooste (Chief Executive Officer), D.E. Ackerman', C.E. Daun*', J.N.S. Du Plessis', K.J. Grove', D. Konar', J.F. Mouton',
F.J. Nel (Financial Director), F.A. Sonn', N.W. Steinhoff*', D.M. van der Merwe, J.H.N. van der Merwe (Chief Financial Officer), R.H. Walker', ('Non-Executive, 'Australian, *German).



Interim results

for the six months ended 31 December 2004

Global diversification delivers continued growth

- [illegible] balance sheet
- Operating margins maintained
- Attributable income up 36% in rands
- Strong operating cash flow

Abridged consolidated income statement

for the six months ended 31 December 2004

	Notes	Unaudited six months ended 31/12/04 R'000	Unaudited restated* six months ended 31/12/03 R'000	% change	Audited twelve months ended 30/6/04 R'000
Revenue		**7 058 754**	5 387 194	31	10 572 130
Operating income before depreciation		**935 003**	714 186	31	1 535 355
Depreciation		**(143 478)**	(114 136)		(214 302)
Operating income after depreciation		**791 525**	600 050	32	1 321 053
Exceptional items	1	**(134)**	(14 736)		(128 922)
Earnings before goodwill, interest and taxation		**791 391**	585 314	35	1 192 131
Goodwill amortised		**-**	(13 826)		(38 592)
Earnings before interest and taxation		**791 391**	571 488	38	1 153 539
Net finance charges		**(56 541)**	(64 125)		(80 147)
Earnings before taxation		**734 850**	507 363	45	1 073 392
Taxation		**(96 890)**	(61 452)		(150 381)
Earnings after taxation		**637 960**	445 911	43	923 011
Share of associated companies' retained income		**42 186**	54 091	(22)	117 853
Attributable to outside shareholders		**700**	(325)		(4 012)
Income attributable to shareholders		**680 846**	499 677	36	1 036 852
Number of shares in issue ('000)		**1 129 321**	1 122 881	1	1 122 966
Weighted average number of shares in issue ('000)		**1 126 257**	1 021 081	10	1 067 461
Attributable income (R'000)		**680 846**	499 677	36	1 036 852
Headline earnings (R'000)	2	**677 703**	528 717	28	1 191 738
Earnings per share (cents)		**60**	49	22	97
Headline earnings per share (cents)		**60**	52	15	112
Dividend per share (cents)					22
Average currency translation rate (rand:euro)		**7,8312**	8,2051	(5)	8,2145
Note 1: Exceptional items (R'000)					
– Profit on disposal of business					234
– Discontinued operations					(69 652)
– Impairment of property, plant and equipment		**(134)**	(14 736)		(59 504)
		(134)	(14 736)		(128 922)
Note 2: Headline earnings calculation					
Income attributable to shareholders		**680 846**	499 677		1 036 852
Adjustment for:					
– Exceptional items		**134**	14 736		128 922
– Goodwill amortisation		**-**	13 826		38 592
– (Profit)/loss on disposal of property, plant and equipment		**(4 571)**	(1 414)		(6 514)
– Loss on disposal of property, plant and equipment included in share of associate income		**1 183**	(66)		(707)
– Impairment/amortisation of goodwill included in share of associate income		**111**	1 958		3 493
– Negative goodwill included in share of associate income					(8 900)
Headline earnings for the period		**677 703**	528 717	28	1 191 738

* *Prior year figures have been restated to reflect the consolidation of the share trust, and adjusting the weighted average number of shares in issue with the capitalisation shares issued during 2004, in terms of AC104. These adjustments had the effect of reducing earnings per share from 50 cents to 49 cents and headline earnings per share from 53 cents to 52 cents.*

Abridged consolidated balance sheet

31 December 2004

	Unaudited 31/12/04 R'000	Unaudited restated* 31/12/03 R'000	Audited 30/06/04 R'000
ASSETS			
Non-current assets			
Property, plant and equipment, plantations and intangible assets	**3 497 610**	2 746 626	3 291 880
Investments and loans	**1 436 793**	1 295 600	1 371 016
Deferred tax assets	**109 420**	35 099	103 924
	5 043 823	4 077 325	4 766 820
Current assets			
Accounts receivable and short-term loans	**4 301 985**	3 348 655	3 766 704
Inventories	**1 509 357**	1 110 654	1 348 515
Cash and cash equivalents	**3 133 109**	2 789 090	3 645 765
Net cash balances	**3 114 417**	2 591 942	3 645 705
Near cash financial instruments	**18 692**	197 148	60
	8 944 451	7 248 399	8 760 984
Total assets	**13 988 274**	11 325 724	13 527 804
EQUITY AND LIABILITIES			
Capital and reserves	**7 087 161**	6 309 775	6 525 251
Outside shareholders' interest	**32 890**	14 131	35 241
Non-current liabilities			
Deferred tax liabilities	**146 701**	50 634	118 512
Long-term liabilities	**2 930 284**	2 569 156	3 088 178
Long-term licence fee liability	**135 548**	201 337	180 621
	3 212 533	2 821 127	3 387 311
Current liabilities			
Net interest-bearing	**1 049 884**	409 798	523 269
Accounts payable and provisions	**2 605 806**	1 770 893	3 056 732
	3 655 690	2 180 691	3 580 001
Total equity and liabilities	**13 988 274**	11 325 724	13 527 804
Net asset value per share (cents)	**628**	562	581
Gearing ratio (net) (%)	**12**	6	–
Closing exchange rate (rand: euro)	**7,6623**	8,3773	7,5563

* *Prior year figures have been restated to reflect the consolidation of the share trust.*

Abridged consolidated cash flow statement

for the six months ended 31 December 2004

	Unaudited six months ended 31/12/04 R'000	Unaudited restated* six months ended 31/12/03 R'000	Audited year ended 30/06/04 R'000
Operating profit before working capital changes	**930 432**	712 930	1 441 942
Net changes in working capital	**(479 531)**	(234 916)	97 420
Cash generated from operations	**450 901**	478 014	1 539 362
Net finance costs	**(56 542)**	(64 125)	(80 147)
Dividends paid	**(333 013)**	(34 025)	(34 333)
Dividends received	**19 957**	18 560	21 869
Taxation	**(115 326)**	(61 671)	(117 480)
Net cash (outflow)/inflow from operating activities	**(34 023)**	336 753	1 329 271
Net cash outflow from investing activities	**(817 389)**	(897 250)	(1 363 982)
Net cash inflow from financing activities	**686 187**	1 367 476	1 688 230
Net (decrease)/increase in cash and cash equivalents	**(165 225)**	806 979	1 653 519
Effects of exchange rate changes on cash and cash equivalents	**8 275**	3 031	2 392
Cash and cash equivalents – beginning of period	**3 656 442**	2 000 226	2 000 531
Cash and cash equivalents – end of period	**3 499 492**	2 810 236	3 656 442
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
– Cash and cash equivalents above	**3 499 492**	2 810 236	3 656 442
– Overdrafts included in financing activities	**366 383**	21 146	10 677
Cash and cash equivalents per balance sheet	**3 133 109**	2 789 090	3 645 765

* *Prior year figures have been restated to reflect the consolidation of the share trust.*

Statement of changes in equity

for the six months ended 31 December 2004

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2004 as previously stated	3 161 878	(83 425)	3 446 798	6 525 251
Negative goodwill released (refer note 2)			36 633	36 633
Balance at 30 June 2004 restated	3 161 878	(83 425)	3 483 431	6 561 884
Earnings attributable to shareholders			680 846	680 846
Dividends paid			(248 366)	(248 366)
Issue of shares	24 825			24 825
Increase in foreign currency translation reserve		68 411		68 411
Share of associate companies' retained earnings transferred to non-distributable reserves		22 229	(22 229)	–
Decrease in investment reserve		(439)		(439)
Balance at end of period	3 186 703	6 776	3 893 682	7 087 161

Notes

1. *These consolidated summarised interim financial statements are prepared in accordance with AC127: Interim Financial Reporting. The accounting policies and methods of computation for the financial statements for the six months ended 31 December 2004 are consistent with those applied in the year ended 30 June 2004 except as described in note 2 below and are in accordance with South African Statements of Generally Accepted Accounting Practice and the Companies Act in South Africa.*

2. *Change in accounting policy*

   IFRS3 (AC140): Business Combinations

   The adoption of this statement resulted in a change in the accounting policy for goodwill. For all business combinations on or after 31 March 2004 goodwill is measured as the excess of the cost of the acquisition "over the interest in the fair value of the assets, liabilities and contingent liabilities acquired and recognised".

   Until 30 June 2004, goodwill was amortised on a straight line basis over its useful life generally not exceeding 20 years.

   In accordance with the provisions of IFRS3 (AC140):

   - *the Group no longer amortises goodwill from 1 July 2004;*
   - *the provisional amount of negative goodwill arising from the consolidation of PG Bison was transferred to reserves; and*
   - *from 1 July 2004 onwards goodwill is measured annually for impairment in terms of IAS36 (AC128: impairment of assets), as well as when there are indications of impairment.*

Corporate governance

The Group subscribes to and complies with generally accepted corporate governance practices and principles as enunciated in its Charter.

Social responsibility

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious about the needs in this regard.

Commentary

Review of results

Performance

The group's headline earnings for the period increased by 28% to R678 million (2003: R529 million) and revenues increased by 31% to R7 059 million (2003: R5 387 million). The average conversion rate used for the translation of foreign income and expenditure was R7,8312: €1 compared to R8,2051: €1 in respect of the corresponding period in 2003, representing a strengthening in the rand conversion rate of 5%.

The group generated 71% (2003: 81%) of its consolidated revenues in currencies other than South African rand, primarily euro, pound sterling, US dollar and Australian dollar. In euro terms, the growth in revenues amounted to 37%, from €657 million to €901 million. Organic growth over the period was augmented by acquisitive growth.

The results, yet again, confirm the group's business model off an expanded geographical base, combining and growing the mix between third party sourcing *vis-á-vis* own manufacturing, and diversification strategies followed in different regions. The results were achieved in a period where the economic and trading conditions in Europe and the United Kingdom were fiercely competitive, whereas the Pacific Rim was challenging and South Africa experienced strong consumer demand.

Headline earnings per share increased by 15% to 60 cents (2003: 52 cents) with basic earnings per share increasing by 22% from 49 cents to 60 cents. The weighted average number of shares in issue over the period increased by 10% to 1 126 million (2003: 1 021 million), principally as a result of the 145 million shares that were issued in terms of the International Equity placement of November 2003 and consequently had a limited impact on the weighted average number of shares for the corresponding period.

Shareholders' funds grew to R7 087 million (2003: R6 310 million) and the annualised return on average shareholders' funds over the six months was stable at 20% (2003: 19%). The net asset value per share increased by 8,1% from 581 cents on 30 June 2004 to 628 cents at 31 December 2004.

The group continued to generate positive cash flow from operations of R451 million (2003: R478 million). The group also continued its stated policy of funding suppliers and third party producers to secure preference of supply and favourable settlement discounts that benefited margins. The current period cash flow is stated after providing for the increased working capital requirements, which included the expanded Pacific Rim operations, acquired in December 2003. Cash outflow from investing activities primarily represents normal maintenance capital expenditure. The cash inflow from financing activities represents normal treasury activities; in the previous period, cash inflow from this source included the proceeds of the International Equity placement.

The group's strategy of low-cost sourcing in terms of own manufactured, combined with third party produced products, is continuing to deliver pleasing results. This strategy enhances the group's flexibility and product offering and continues to increase its market share in its principal markets.

The average operating margin of the group was stable at 11,2% (2003: 11,1%) which should be viewed in relation to the traditionally higher full-year margins, resulting from the seasonal nature of the business. The improvement in efficiencies throughout the supply chain continues and stand to further benefit from critical mass achieved as a result of organic growth supplemented by recent acquisitions. The group is particularly pleased with the growing success of its combined European and Australian import and distribution business of products sourced from China and other countries in the Pacific Rim.

Net finance charges, which include interest received on suppliers' funding, for the year were R57 million (2003: R64 million). The group's treasury operation actively utilises the improved capital structure to enhance the credit profile to secure efficient funding and lower interest rates in all the regions in which it operates.

At 31 December 2004 Steinhoff had net interest-bearing debt of R866 million (2003: R387 million) resulting in a debt: shareholders' funds ratio of 12% (2003: 6%). The increased net borrowings arose from the payment of the 2004 cash dividend (2003: mainly scrip dividend) and the acquisition funding incurred during the period (eg the cash element of the PG Bison acquisition). A portion of the group's cash resources in South Africa at 31 December 2004 was earmarked for the Unitrans acquisition which became unconditional in January 2005.

The taxation charge increased to R97 million (2003: R62 million) in line with management expectations. Management remains confident that the average tax rate of the group will be maintained at these levels for the foreseeable future.

Segmental analysis

The group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

Segmental analysis in euro

6 months ended 31 December 2004

Euro '000	Revenue 31 Dec 2004	Revenue 31 Dec 2003	% change
Manufacturing	**610 733**	446 465	37
Wholesale & distribution	**290 630**	210 101	38
Total	**901 363**	656 566	37

6 months ended 31 December 2003

Euro '000	Earnings* 31 Dec 2004	Earnings* 31 Dec 2003	% change
Manufacturing	**71 029**	53 482	33
Wholesale & distribution	**35 102**	26 260	34
Total	**106 131**	79 742	33

Geographical analysis in euro

6 months ended 31 December 2004

Euro '000	Revenue 31 Dec 2004	Revenue# 31 Dec 2003	% change
Southern Africa	**320 716**	180 664	78
European Community	**424 378**	375 865	13
Pacific Rim	**156 269**	100 037	56
Total	**901 363**	656 566	37

6 months ended 31 December 2003

Euro '000	Earnings* 31 Dec 2004	Earnings*# 31 Dec 2003	% change
Southern Africa	**32 547**	17 994	81
European Community	**59 697**	54 125	10
Pacific Rim	**13 887**	7 623	82
Total	**106 131**	79 742	33

* *Earnings before interest, taxation and impairment writeoffs, including share of associate companies' income.*

Prior year figures have been allocated to incorporate the reclassification used for the current reporting period.

Commentary continued

Segmental analysis in rand

6 months ended 31 December 2004

R'000	Revenue	%	Earnings*	%	Net assets**	%
Manufacturing	**4 782 771**	**68**	**556 241**	**67**	**4 677 531**	**66**
Wholesale & distribution	**2 275 983**	**32**	**274 893**	**33**	**2 409 630**	**34**
Total	**7 058 754**	**100**	**831 134**	**100**	**7 087 161**	**100**

6 months ended 31 December 2003

R'000	Revenue	%	Earnings*	%	Net assets**	%
Manufacturing	3 663 292	68	438 824	67	4 412 960	70
Wholesale & distribution	1 723 902	32	215 470	33	1 896 815	30
Total	5 387 194	100	654 294	100	6 309 775	100

Geographical analysis in rand

6 months ended 31 December 2004

R'000	Revenue	%	Earnings*	%	Net assets**	%
Southern Africa	**2 511 591**	**36**	**254 883**	**31**	**1 722 742**	**24**
European Community	**3 323 389**	**47**	**467 499**	**56**	**4 652 162**	**66**
Pacific Rim	**1 223 774**	**17**	**108 752**	**13**	**712 257**	**10**
Total	**7 058 754**	**100**	**831 134**	**100**	**7 087 161**	**100**

6 months ended 31 December 2003

Rand '000	Revenue#	%	Earnings*#	%	Net assets**	%
Southern Africa	1 482 370	28	147 642	23	1 422 680	23
European Community	3 084 010	57	444 101	67	4 821 303	76
Pacific Rim	820 814	15	62 551	10	65 792	1
Total	5 387 194	100	654 294	100	6 309 775	100

* *Earnings before interest, taxation and impairment writeoffs, including share of associate companies' income.*

** *Prior year figures have been restated to reflect the consolidation of the share trust.*

Prior year figures have been allocated to incorporate the reclassification used for the current reporting period.

An amount of R496 million (2003: R445 million) of Africa's revenue represents exports to the European Community and the USA, amounting to approximately 20% (2003: 30%) of its activities. The Group's direct exposure to the local South African furniture market amounted to 13% (2003: 19%).

Corporate activity

The group concluded the following corporate transactions during the period under review:

- Steinhoff exercised its pre-emptive right on the 34 216 680 shares held by Murray & Roberts Limited ("M&R") in Unitrans Limited ("Unitrans"). The purchase price was subsequently determined at 2 632 cents per Unitrans share and this acquisition became unconditional on 12 January 2005. Accordingly, Steinhoff paid the purchase price of R900 million to M&R on 17 January 2005 resulting in Unitrans becoming a 60,8% owned subsidiary of Steinhoff, with the relevant shareholders' agreement with M&R being terminated. The mandatory offer to Unitrans minority shareholders at 2 632 cents per share as required by the Securities Regulation Panel was circularised on Friday, 25 February 2005 and closes on Friday, 18 March 2005;
- with effect from 1 October 2004, Steinhoff acquired the assets, including designs, brands, trade marks, drawings and manufacturing equipment, of Hukla Möbelwerke GmbH, one of its former major competitors in Germany which was placed in liquidation. Hukla is a well-known brand in Germany, serving the upper-end of the market for upholstery, recliner and mattress products. With the acquisition of Hukla, Steinhoff also gains a distribution presence in France, a region in which it has had to date, a very limited presence, and an entry into the German bedding market;
- Steinhoff Europe entered into a licensing agreement with the toy distributor, Lego, in terms of which it acquired the naming rights for Children's Furniture to be marketed and distributed under the "Lego" brand. The Lego addition complements Steinhoff's existing children's range distributed under the "Janosh" brand.

Outlook

The European and Pacific Rim operations continue to grow through leveraging their core strategies and competencies. The combination of the European sourcing business with the sourcing business in Australia is showing positive results, and will further improve as a result of the establishment of the centralised buying office in China. The latter will co-ordinate worldwide sourcing activities, resulting in critical mass-related benefits, and ensures that sourced products adhere to Steinhoff's quality control standards.

In the German region, the market's consolidation trend is continuing as is evidenced by ongoing liquidations. In this environment, Steinhoff benefits from its strategic relationships, diversity of its product offering, financial strength, logistical support and high service levels. These factors contribute to Steinhoff remaining one of the suppliers of choice to many of the larger retailers and buying groups.

The Group's extensive product range, which was further supplemented by the recent Hukla acquisition, and complementary brands are continuing to gain consumer appeal. Based on the levels of interest and order intake at recent European furniture fairs Steinhoff's expanded product range and price points augur well for the future.

The Group expects to benefit from the continued buoyancy in the South African retail market. The Timber division, under which Exports are included, has experienced a tough trading period and is continuing to be adversely impacted by the strong rand. Management has taken remedial steps to ensure its viability.

PG Bison forms a fundamental part of Steinhoff's timber strategy and is poised to deliver the benefits associated with its integrated strategy in South Africa.

The incorporation of Unitrans as a subsidiary and the optimisation of the operational synergies will flow into the future. The Group will consolidate Unitrans' results, which are expected to make a significant contribution, for the six-month period ending 30 June 2005.

Management expects real growth in headline earnings from the continuing operations for the remainder of the current financial year.

Dividend

It is the group's policy to declare dividends once a year after its financial year-end at 30 June.

On behalf of the board of directors

BE Steinhoff	**MJ Jooste**
Chairman	*Chief executive officer*

7 March 2005

Administration

Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)

JSE share code: SHF
ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the Group")

Registered office
28 Sixth Street, Wynberg, Sandton, 2090
Republic of South Africa
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001

Company secretary
SJ Grobler

Auditors
Deloitte & Touche

Sponsor
PSG Capital Limited

Directors
BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman•, CE Daun•*, JNS du Plessis•, KJ Grové, D Konar•, JF Mouton•, FJ Nel, FA Sonn•, NW Steinhoff•*, DM van der Merwe, JHN van der Merwe, RH Walker#
#Australian **German* *•Non-executive*


Steinhoff
International Holdings Ltd

www.steinhoffinternational.com


Your Bed For Life

Softex

NAMIB
FOAM

Slumberland

Sealy

WOODLINE


THERAPEDIC


MATTEX


DREAMLAND

Lounge

Sealy
Posturepedic


Valenti

BAKKER &
STEYGER

BOTSWANA
FOAM SUPPLIES


LOUNGEWEAVE

STEINWOOD

@WORK


Pat Cornick
Furniture for Life

HIGH POINT

Victoria Lewis
FURNITURE MANUFACTURERS


vita
vitafoam


33° SOUTH

MALENGE

STEINCRAFT

Milano
Decor

PG BISON


MOJA

SUPA
WOOD

SUR!NNO
SOLID SURFACING

MELAWOOD
MELAMINE FACED BOARD

FORMICA

BISON
BORD


eMPULUZI
TIMBER

WeatherBoard

WOODSTUFF

L&B
COMPONENTS


Alpine
LOUNGE

BRAECROFT

IMPORTS FOR AFRICA

Roadway Logistics

HOUSE OF
YORK

Gomma
gomma


GREAVES
& THOMAS

grafton everest
Designed for Life

UNITRANS

STEINHOFF IMPORTS

Maxwood

JATEX

PRIME PINE PRODUCTS


DOORWISE

FREEDOM
Manufacturing & Imports

BeechFurn
COLLECTION

Peach & Hatton
INTERNATIONAL

TREND Design

EGO
FORM

Steinhoff
LIVING


Schönbrunn

VISITA

option

puris
möbelt Ihr Bad auf

QUATTRO MOBILI

Diваль

HABUFA
meubelen


KPM

novalife

Mago-

1913
Neunzehnhundreizehn

kolekcja
steinhoff


Depol-


PRITEX

SPRUNG SLUMBER

norma

Longlife

designwerk
enjoy quality

LA-Z-BOY


HUKLA
art of living

Kolekcja
Mebli Klose

Janosch

ITALINE

LEGO

steinhoff
home


PO CO
LifeStyle Polstermöbel

STEINPOL

NEXUS

DieKlose Kollektion

Steinhoff
UK Furniture

CONFORTA

LINEA ITALIA


Dieter Knoll Collection

STEINHOFF PACIFIC

Henders & Hazel

Steinhoff Sofa

Relyon

danubia
mohácsi bútoripari rt.


GeFeM

WiMi

BRUNO
STEINHOFF

DORMIRA
The Comfort Company

KANIZSA
TREND KFT

andante


Steinhoff
International Holdings Ltd







www.steinhoffinternational.com